SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Citigroup Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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March 31, 2021

At the Citigroup Inc. (NYSE: C) Annual Meeting on April 27th, please vote FOR Proposal 9 requesting the board oversee a racial equity audit analyzing the bank’s adverse impact on communities of color.

Dear Citigroup Shareholders:

We urge you to support our proposal requesting the board conduct a racial equity audit analyzing the bank’s adverse impact on nonwhite stakeholders and communities. While Citigroup Inc. (Citi) announced a $1 billion funding commitment “to help close the racial wealth gap and increase economic mobility in the U.S.” following the Black Lives Matter protests in the summer of 2020, the company has not outlined any steps it intends to take to ensure either that these funds are utilized effectively, or that the impact of the company’s existing policies on communities of color will not defeat its stated effort to reduce racial inequality.

As investors, we know that it is not always wise to accept management's statements that everything is rosy. That is why there are auditors, who look over management's shoulder and help assure that investors get an accurate and independent assessment of a company's condition. That is also why we urge you to vote FOR Proposal 9. The company's response to recent demands for racial equity contemplates spending $1 billion dollars. But is that money being well spent? Will it be effective in addressing the issues identified at Citi?

The only way shareholders can be confident that Citi’s actions are contributing to its stated goals is through an audit -- a racial equity audit of the sort performed in recent years by some leading companies that can assess company policies and their effectiveness. In Citi’s case, such an audit is necessary for the following reasons:

  An independent third party audit will provide objective oversight of the company’s racial justice commitments.
  Citi has not weighed the relative cost of an audit against the benefits.
  Citi’s plans do not address the impact of the bank’s own policies on communities of color in a holistic manner.
  Regulatory obligations are not an adequate substitute for a third party audit.
  Other companies have benefitted from conducting similar external audits.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. These funds have over $250 billion in assets under management and are substantial Citi shareholders.

Racial Inequality Presents a Significant Business Risk to Citi Shareholders

We believe it is important to place our request in the context of both the impact of structural racism on the U.S. economy, but also the explanation of how plans that fail to adequately address structural racism could present a business risk to investors. On average white households hold almost 10 times the wealth of Black households. This racial wealth gap has resulted from a variety of factors, including the disparate impact of discriminatory lending policies on communities of color. A recent report by Citi itself indicates that the racial wealth gap has cost the U.S. economy up to $16 trillion in the past 20 years. The report highlights that as a result of racial inequalities, $13 trillion in business revenues have been lost over the last two decades. A 2018 study by the Kellogg Foundation notes that closing the equity gap could result in an additional $500 billion in spending on housing alone. As outlined in our proposal and November 2020 engagement letter,1 Citi’s own practices appear to have contributed to this wealth gap. Citi has faced allegations ranging from mortgage discrimination and deceptive marketing practices and scrutiny related to its funding of police foundations that are known to fund surveillance technology used against communities of color. With the backdrop of last summer’s protests and President Biden’s announcement on his first day in office prioritizing racial equity, failure to adequately address these issues in an effective manner may present a risk for all financial institutions, particularly Citi.

Most recently, we see the possible impact that Citi’s policies have had on Black and brown communities as it relates to the Paycheck Protection Program (PPP). Though the company pledged to buy approximately $50 million in PPP loans from minority depository institutions (MDIs), Citi itself did not even make enough PPP loans to make the list of the top 15 of 2020 PPP lenders. Citi was the last major bank to open its PPP applications in spring 2020, despite pledges by former CEO Michael Corbat that the bank was working to help small businesses affected by the coronavirus pandemic. Even once applications were opened, Citi made the decision to only accept applications from clients with an existing banking relationship, despite its own internal assessment that recognized such a policy heightened the risk of disparate impact on minority and women-owned businesses.

Citi’s own report also cites several ways in which businesses should be adjusting their practices to help to close the racial wealth gap. For example, the report notes that “many firms still do not reflect the demographics of the nation at every rung on the job ladder….” Citi faces this very problem, with merely 5% of Hispanics and 4% of Black employees occupying executive, senior official, or manager level positions, according to its 2019 EEO-1 report. Two levels down, Hispanics employees hold 13% and Black employees hold 7% of “professional level” positions, indicating a pattern of attrition among employees of color as they attempt to climb Citi’s corporate ladder. This is further reflected by Citibank’s score of “D” on advancement for Black employees in a recent report by the Committee for Better Banks.2 Interestingly, Citi’s commitment to advancing racial justice sets out four goals, but does not touch upon how it is addressing internal diversity, equity, and inclusion concerns. The company has committed to increasing representation at the assistant vice president to managing director level to 8% by 2021, but has not articulated how it plans to do so.

A Racial Equity Audit Would Provide an Independent, Objective Review of the Bank’s Plans

Citi has disclosed a variety of steps undertaken to combat racial inequality, including its Action for Racial Equity Initiative, its work through the Citi Foundation to assist with Black-owned businesses, and its internal review of employee minority representation. The company suggests that our proposal is unnecessary because the intent of our proposal is to “identify, prioritize and remedy the adverse impact on nonwhite stakeholders,” and that Citi is already addressing this purpose.

Citi, however, misses the most critical element of the proposal, which is not just disclosure of the actions taken and policies it has developed. The purpose of this proposal is to conduct an independent and objective evaluation of the effectiveness of the bank’s existing internal and external actions in combatting

1 CtW Investment Group letter to Chairman John Dugan. November 6, 2020. Available at: https://ctwinvestmentgroup.com/racial-equity-audit.

2 Committee for Better Banks, “Advancing Racial Justice for Frontline Bank Workers,” p. 32-33. Available at: https://www.bankaccountability.org/system/files/cbb_di_analysis_0.pdf.

systemic racism. The real value of an audit is its independence. Citi itself recognizes the benefits of having third party evaluations by having an outside expert evaluate its own board as part of its self-assessment process. According to the company, these third party experts were hired to “improve [the] self-assessment process and provide the board with a third-party assessment, together with recommendations for improving the [b]oard’s effectiveness” (emphasis added). If a commitment to racial equity is meant to touch all areas of Citigroup’s business, why not extend the credibility of a third party evaluation to this critical area of the board’s oversight?

Citi implies that the company itself or perhaps the Citi Foundation would be a suitable substitute for an independent audit. We believe this is misleading for two reasons. First, racial equity audits should be conducted through a civil rights and economic justice lens. While Citi’s board and the Citi Foundation’s board each has expertise and competence in critical areas of Citi’s business, neither set of directors has a deep professional background in civil rights or economic justice related issues.

Second, neither Citi’s board nor its foundation can provide independent verification of the effectiveness of the company’s plans. While the Citi Foundation promotes important philanthropic endeavors, it simply does not have the independence required of an audit of this nature given that its board is comprised of current Citi executives. Citi’s board and management will also be overseeing the execution of its racial equity plans, but this oversight does not incorporate an independent perspective, a critical element particularly given the reputational risks that this issue presents.

Citi Does Not Weigh the Costs of an Audit Against The Benefits

Citi argues that the cost of such an audit would “divert company resources without providing real value to shareholders.” We strongly disagree. Having spoken to experts who have conducted similar audits, we believe the cost of this type of audit, which would likely involve a range of experts, could be as low as a half a million dollars to approximately $1 million. Given Citi’s $1 billion commitment and that the company already spends over $90 million on audit fees generally, an audit of this nature would be a smart investment to ensure the effectiveness of Citi’s racial justice programs and reassure shareholders that Citi is adequately addressing the reputational risks discussed above.

Citi’s Actions Do Not Holistically Address the Discriminatory Impact of its Own Policies and Practices

Citi lists various actions that it has taken to combat systemic racism. As mentioned above, Citi has directed $100 million to support minority depository institutions (MDIs) and earmarked $200 million of equity and preferential financing to affordable and workforce housing for minority developers. Among the many philanthropic donations being made by the Citi and its foundation, it has donated $10 million to Black-led organizations to support racial justice and plans to allocate $50 million to support Black entrepreneurs.

While we do not wish to discourage the support of MDIs, which provide an essential service to Black and brown communities, these commitments do not address the disparate impact of the bank’s own policies related to mortgage lending, retail banking, and small business lending on communities of color. Earmarking $200 million in the development of affordable housing or $50 million to support Black-owned businesses is notable, of course, but the company has not directly addressed how it plans to increase access for minority borrowers throughout its mortgage lending portfolio or small business lending. Similarly Citi’s philanthropic work is important to community development, but these donations do not address the bank’s own lending or human capital management practices and how these issues impact communities of color.

Citi notes that it is planning on strengthening its due diligence process related to projects that address social impacts and also plans to develop standards for inclusive software that is intended to eliminate bias.

We agree that these are worthwhile endeavors, but urge shareholders to consider the role that an independent review process can play in developing these critical components to Citi’s racial justice commitments. We also note that it is unclear what kind of feedback Citi has received from stakeholders, including community groups and civil rights organizations, with regards to its plans, another important element to this proposal. A racial equity audit would allow for a more holistic review of the bank’s practices that goes beyond just earmarks and commitments for other institutions to assist with addressing disparities among communities of color, and towards how Citi is addressing its own impact.

Existing Regulatory Requirements Are Not a Substitute for an Outside Audit

As a heavily regulated institution, Citi is subject to certain agency regulations that were intended to discourage discriminatory banking practices, particularly the Community Reinvestment Act (CRA). Unfortunately, mere compliance with the CRA does not adequately address the effectiveness of combatting systemic racism partially due to the fact that the CRA’s examinations evaluate the bank’s lending, investment and services as it relates to low to moderate income communities. While there may be overlap, it does not evaluate lending based on race. Additionally, nearly all banks, including Citi, have received an

“Outstanding” or “Satisfactory” rating for their lending practices in the last decade during their CRA exams, giving the appearance of rating inflation. We ask how reliable the CRA’s ratings can be for investors given numerous examples of mortgage and small business discrimination that exist, including at Citi itself.

Other Companies Have Benefitted From Conducting Similar Audits

Lastly, we note that other companies like Facebook, Starbucks, and Airbnb have conducted similar civil rights related audits. Companies like Starbucks and Airbnb have incorporated the audit into their regular risk oversight work either through formal reports or continued relationships with their auditors and stakeholders, and have found the audits to be instrumental in identifying issues that otherwise may have gone unnoticed.3 We encourage the audit to take place annually, and welcome the input of stakeholder groups in selecting the topics of the audit.

Conclusion

Financial institutions like Citi must recognize that as the demographics in America continue to change in the coming decades, racial justice and economic equality issues will be increasingly important to investors. In this context, a deep dive today into unconscious or subtle forms of discrimination can be viewed as a smart investment that will contribute to long-term shareholder value. We urge you to vote FOR Proposal 9 requesting the board conduct a racial equity audit analyzing the bank’s adverse impact on nonwhite stakeholders and communities.

Dieter Waizenegger, Executive Director

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Citigroup’s instructions.

3 Starbucks has issued two civil rights related reports, one in 2019 and one in 2020. Airbnb published an initial report in 2016 and later updated their report in 2019.